SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

Dated December 3, 2003

Commission File Number 333-100683

BARAN GROUP LTD.
(Translation of Registrant’s name into English)

Baran House
8 Omarim St. Industrial Park
Omer 84965
ISRAEL
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 40-F ☐     Form 20-F ☒

Indicate by check mark whether by furnishing the information contained in this
Form, the registrant is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

No ☒     Yes ☐

BARAN GROUP LTD.
Form 6-K

BARAN GROUP LTD.

BARAN GROUP LTD.

CONDENSED CONSOLIDATED BALANCE SHEET

Convenience translation from adjusted NIS into thousands of U.S. dollars

	December 31,	September 30,
	2002	2003
	Audited	Unaudited

A s s e t s
CURRENT ASSETS:
Cash and cash equivalents	20,410	11,388
Short-term investments	19,810	15,830
Accounts receivable:
Trade and income receivable	58,118	50,912
Other	10,534	11,250
Inventories	2,077	4,920

T o t a l curent assets	110,949	94,300

INVESTMENTS LOANS AND LONG-TERM RECEIVABLES:
Investments in associated companies	6,063	5,654
Other investments loans and long-term receivable	6,299	4,589
Deferred income taxes	352	435

	12,714	10,678

LAND AND BUILDINGS FOR LEASE:
Cost	15,622	16,148
L e s s - accumulated depreciation and amortization	1,668	1,979

	13,954	14,169

FIXED ASSETS:
Cost	33,254	33,454
L e s s - accumulated depreciation	16,932	18,442

	16,322	15,012

GOODWILL, net of accumulated amortization	21,988	20,284
OTHER INTANGIBLE ASSETS,
net of accumulated amortization	1,357	720

	177,284	155,163

BARAN GROUP LTD.

CONDENSED CONSOLIDATED BALANCE SHEET

Convenience translation from adjusted NIS into thousands of U.S. dollars

	December 31,	September 30,
	2002	2003
	Audited	Unaudited

Liabilities and shareholders' equity
CURRENT LIABILITIES:
Short-term bank credit and bank loans	22,415	28,009
Accounts payable and accruals:
Trade	21,960	12,109
Other	35,198	24,633

T o t a l current liabilities	79,573	64,751

LONG-TERM LIABILITIES:
Liability for employee rights upon retirement,
net of amount funded	1,296	1,066
Bank loans net of current maturities	37,017	31,357
Capital notes issued to minority shareholders of a
Subsidiary, net	2,475	2,576
Deferred income taxes	11	6
Other	-	13

T o t a l long-term liabilities	40,799	35,018

T o t a l liabilities	120,372	99,769

MINORITY INTERESTS	2,025	2,340

SHAREHOLDERS' EQUITY
Share capital - ordinary shares of adjusted NIS 1
par value	3,380	3,380
Capital surplus	16,015	16,015
Differences from translation of foreign
currency financial statements of subsidiaries	(31)	77
Retained earnings	36,800	34,859
Cost of Company shares held by the Company and
its subsidiaries	(1,277)	(1,277)

T o t a l shareholders' equity	54,887	53,054

T o t a l liabilities and shareholders' equity	177,284	155,163

BARAN GROUP LTD.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATION
FOR THE 9 AND 3 MONTH PERIOD ENDED SEPTEMBER 30, 2003
(Unaudited)

	Convenience translation from adjusted NIS
	into thousands U.S. dollars
	Three month		Nine month
	period ended		period ended
	September 30		September 30
	2002	2003	2003

REVENUES:
Construction projects and services	35,944	29,769	80,625
Sale of products	12,018	13,489	33,610
Lease of buildings	458	370	1,370
Management fees from proportionately
consolidated companies	125	206	517

T o t a l revenues	48,545	43,834	116,122

COST OF REVENUES:
Construction projects and services	30,729	25,923	67,544
Sale of products	10,472	12,160	31,381
Lease of buildings	246	88	439

Total cost of revenues	41,447	38,171	99,364

GROSS PROFIT	7,098	5,663	16,758
RESEARCH AND DEVELOPMENT
EXPENSES	151	45	347
SELLING, MARKETING, GENERAL
AND ADMINISTRATIVE EXPENSES, net:
Selling and marketing, net	1,235	1,393	3,642
General and administrative	2,902	4,483	11,283

OPERATING INCOME	2,810	(258)	1,486
FINANCIAL EXPENSES, net	1,190	1,938	2,602
OTHER INCOME (EXPENSES), net	(24)	(96)	178

INCOME BEFORE TAXES ON INCOME	1,596	(2,292)	(938)
TAXES ON INCOME	672	417	1,251

INCOME AFTER TAXES ON INCOME	924	(2,709)	(2,189)
SHARE IN PROFITS (LOSS) OF
ASSOCIATED COMPANIES, net	50	(41)	(71)
MINORITY INTERESTS IN LOSSES (PROFITS)
OF SUBSIDIARIES, net	164	(38)	319

NET INCOME FOR THE PERIOD	1,138	(2,788)	(1,941)

EARNINGS PER SHARE - basic and diluted	0.15	(0.34)	(0.23)

WEIGHTED AVERAGE NUMBER OF
SHARES OUTSTANDING - in thousands	7,808	8,143	8,143

BARAN GROUP LTD.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE 9 AND 3 MONTH PERIOD ENDED SEPTEMBER 30, 2003
(Unaudited)

	Convenience translation from adjusted NIS
	into thousands U.S. dollars
	Three month		Nine month
	period ended		period ended
	September 30		September 30
	2002	2003	2003

CASH FLOWS FROM OPERATING ACTIVITIES:
Net income for the period	1,138	(2,788)	(1,941)

Adjustments to reconcile net income to net cash
provided by operating activities:	(8,054)	(7,811)	(11,409)

Net cash provided by (used in) operating
activities	(6,916)	(10,599)	(13,350)

CASH FLOWS FROM INVESTING
ACTIVITIES:
Purchase of fixed assets	(1,056)	(125)	(1,744)
Repayment of long-term loans		1	31
Proceeds from purchase of investments in
ompanies consolidated in previous years			82
Acquisition of shares of an associated company	(93)
Proceeds from sale of fixed assets	111	368	756
Decrease (increase) in short-term deposits, net	(9,110)	500	(701)
Sale (purchase) of short-term marketable
securities, net	11,921	292	5,734
Grant of long-term loan	(123)	(48)	(302)

Net cash provided by (used in) investing
activities	1,650	988	3,856

BARAN GROUP LTD.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE 9 AND 3 MONTH PERIOD ENDED SEPTEMBER 30, 2003
(Unaudited)

	Convenience translation from adjusted NIS
	into thousands U.S. dollars
	Three month		Nine month
	period ended		period ended
	September 30		September 30
	2002	2003	2003

CASH FLOWS FROM FINANCING ACTIVITIES:
Long-term bank loans received	656	67	176
Repayment of long-term bank loans	(408)	(494)	(5,652)
Dividend paid	-	(2)	(50)
Short-term bank credit - net	(1,586)	82	(2,524)
Issuance of capital notes to minority	-	379	902
Short-term bank loans - net	1,580	5,254	7,813
Cost of acquisition of company shares held by
A subsidiary	(108)	-	-

Net cash provided by (used in) financing
activities	134	5,286	665

TRANSLATION DIFFERENCES ON CASH BALANCES OF A
SUBSIDIARY

OPERATING INDEPENDENTLY	1	358	(193)

INCREASE (DECREASE) IN CASH
AND CASH EQUIVALENTS	(5,131)	(3,967)	(9,022)

BALANCE OF CASH AND CASH
EQUIVALENTS AT BEGINNING
OF PERIOD	34,406	15,355	20,410

BALANCE OF CASH AND CASH
EQUIVALENTS AT END OF PERIOD	29,275	11,388	11,388

Note 1- Basis of presentation:
The accompanying unaudited condensed consolidated financial statements have been prepared on the same basis as the annual consolidated financial statements and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments, necessary to present fairly the financial condition and results of operation of Baran Group Ltd. (the “Company” or “Baran”). The consolidated financial statements and notes thereto are unaudited and should be read in conjunction with the Company’s audited financial statements included in the Company’s report on Form 20-F for the year ended December 31, 2002, as filed with the Securities and Exchange Commission. The results of operations for the nine and three months ended September 30, 2003 are not necessarily indicative of the results that could be expected for the entire fiscal year.

The financial statements are conveniently translated into U.S. dollars. The adjusted NIS figures at September 30, 2003 translated into dollars using representative exchange rate of the dollar at September 30, 2003 ($1 = NIS 4.441). The translation was made solely for convenience. The translated dollar figures should not be construed as a representation that the Israeli currency amounts actually represent, or could be converted into dollars.

Note 2- Earning Per Share
Earning per share- which is computed in accordance with the Israeli GAAP has been determined on the basis of the weighted average number of shares outstanding during the nine and three months ended September 30, 2003, and the three months ended September 30, 2002 net of the weighted average number of shares held by the Company and its subsidiaries.

Note 3- Financial information by divisional classification
Baran in 2003 operates in a structure of five divisions. Each division’s relative contribution to the aggregate revenues of Baran during the year 2003, the nine months ended September 30, 2002 and 2003 was as follows:

Division	1-9.2002*	2002*	1- 9.2003*

Communications Division	27%	31%	35%
Civil Engineering Division	11%	12%	18%
Industry Division	22%	20%	15%
Semiconductors Division	15%	14%	2%
Technologies and Services Division	25%	23%	30%

Total	100%	100%	100%

(*)The relative contribution ascribed to each division during these years is estimated, based on the assumption that the divisional structure of Baran during the year 2002 is similar to the divisional structure in the year of 2003.

(*) The figures in this table represent the Company’s exclusive share in both the Company’s subsidiaries and affiliated companies revenues.

Note 4- Financial information by geographical areas

Geographical breakdown of Baran’s revenues.

Division	1-9.2002	2002	1- 9.2003

Israel	74%	71%	74%
Europe	23%	21%	10%
USA	1%	4%	15%
The rest of the world	2%	4%	1%

Total	100%	100%	100%

Baran’s management adopted a strategic policy to expand the group’s global activities. This policy has been implemented, among other things, through the merger completed on November 2002, between Baran’s subsidiary and o2wireless Solutions Inc., the acquisition in September 2001 of Westmontage Kable und Netzwerk GmbH, the establishment in March 2002 of Baran Raviv Telecom (Thailand) Ltd. This worldwide expansion has occurred within Communications division’s field of operation.

The aforementioned table indicates that Baran succeeded in expanding its overall global activity and penetrating new markets, while maintaining its volume of activity in the Israeli market which varies between 71% to 74% of Baran’s general activity. However, in spite of the fact Baran’s activity in the USA has been increased, its European activity decreased, due to a decline in the activity of Westmontage Kable und Netzwerk GmbH. Baran has initiated activities in additional markets throughout this year, nevertheless those activities have not yet been resulted in significant income to the company.

Baran believes there is substantial potential for growth of its business outside of Israel. In the recent years Baran endeavors to expend its global activities and currently, Baran is a worldwide company, which renders services in Asia, Europe, Africa and North America. Baran intends to continue in expanding its operations and revenues outside Israel in countries, including but not limited to Ethiopia, Canada, Romania, Hungary the Czech Republic etc.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

        The following discussion and analysis should be read in conjunction with the consolidated financial statements, the related notes to the consolidated financial statements and the Operating and Financial Review and prospects included in Baran’s Annual Report on form 20-F for the fiscal year ended December 31, 2002 and the unaudited interim condensed consolidated financial statements contained in this Report on form 6-K and the related notes to such unauidited interim condensed consolidated financial statements.

The Securities and Exchange Commission encourages companies to disclose forward-looking information so that investors can better understand a company’s future prospects and make informed investment decisions. This Form 6-K contains such “forward-looking statements”. These statements may be made directly in this Form 6-K referring to Baran and it may also be made a part of this Form 6-K by reference to other documents filed with the Securities and Exchange Commission by Baran Group Ltd., which is known as “incorporation by reference”. These statements may include statements regarding the future events. Words such as “anticipate,” “estimate”, “expects”, “projects”, “intends”, “plans”, “believes” and words and terms of similar substance used in connection with any discussion of future operating or financial performance, identify forward-looking statements. All forward-looking statements are management’s present expectations of future events and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. Baran Group Ltd. is under no obligation, and each expressly disclaims any obligation, to update or alter any forward-looking statements, whether as a result of new information, future events or otherwise.

Results of Operations
Comparison of Three Months Ended September 30, 2002 to Three Months Ended September 30, 2003

Revenues. Revenues decreased by 10% to $ 43.8 million in the three months ended September 30, 2003, from $ 48.5 million in the three months ended September 30, 2002.
The decrease in the Company’s revenues is directly influenced by the local and worldwide recession and economic slow down. A considerable decrease in revenues occurred in the Semiconductors and Industry divisions. Due to the fact that at the end of 2002, a large-scaled semiconductor project had come to final stages, which are characterized by decrease in revenues as opposed to increase in expenses and allowances for the completion of the project. As well as the completion of the Beit – Dagan project and additional other large scaled projects within the Industry division.

Furthermore, Baran was expected to commence some large scale projects in Israel, in the field of water desalination, gas transmission and infrastructure projects in Israel and in Europe; however those projects have been delayed and expected to be commenced during the year of 2004, due to reasons not within Baran’s control.

Cost of revenues. Cost of revenues decreased by 8%, to $38 million in the three months ended September 30, 2003 from $ 41.4 million in the three months ended September 30, 2002. This decrease was primarily due to the large turnkey projects performed by the group, which had come to the final stages, as was mentioned in the Revenues paragraph.
Additionally, a decrease in the scope of projects and revenues, directly result in a reduction in the projects related costs, including a decline in the number of employees.

Gross profit. Gross profit in the nine months ended 2003 was 14.4%, in the three months ended September 30, 2002 it was 14.6%, and in the three mouths ended September 30, 2003, it was 13%. This decline is mainly attributable to expenses incurred by Baran with respect to preparations and arrangements necessary to be made for the future execution of large scale projects, such as desalination of water, gas transmission and infrastructure and construction projects in Europe, which have not yet been commenced. As well as, procedural expenses relate to Baran’s endeavors to attain projects, such as tender’s preparation costs.

Furthermore, Baran’s communication activity in the USA, which commenced at the end of the year of 2002, is not profitable and decreases the gross and operational profit of the company. This activity has been generally balanced in the first half of the year of 2003, however, resulted in losses at the third quarter 2003.

Research and development, selling and marketing, general and administrative expenses.  Research and development expenses decreased by 70% to $ 0.045 million in the three months ended September 30, 2003 from $ 0.15 million in three months ended September 30, 2002. The decrease is mainly attributable to the fact that the company which, develop the product (T.P.S Teleparking Systems) has not succeeded in standing in their planned budget and time schedule- required for the development of the product. Hence, the development process shall be materially more expensive and time consuming then previously forecasted by the developing company. Consequently, it was resolved by all the investors including Baran, at this phase, to minimize the development pace of the product and all expenses related, until final decision.
Selling and marketing expenses increased by 13% to $ 1.4 million in the three months ended September 30, 2003 from $ 1.2 million in the three months ended September 30, 2002.
General and administrative expenses increased by 54% to $ 4.5 million in the three months ended September 30, 2003 from $ 2.9 million in the three months ended September 30, 2002.

The operating income decrease to a negative figure of $0.26 million in the three months ended September 30, 2003, from $2.8 million in the three months ended September 30, 2003.

This decrease in the operating income is attributable to the following reasons:

A significant increase in the general and administrative expenses incurred by Baran, comparable to the corresponding quarter last year, which resulted from the joining of new companies to Baran, mainly in the communication division. Additionally, since the completion of the merger and the registration of Baran’s shares in the Nasdaq, Baran incurred additional expenses relate to the conformity with Securities and Exchange Commission requirements.

The reduction of goodwill in the third quarter, 2003, is equal to $1 million and attributable to the acquisitions of o2wireless Inc. ($0.6 million; the reduction of o2wireless Inc. goodwill in the nine months ended September 30, 2003 was equal to $1.7 million) and Westmontage Kable und Netzwerk GmbH made by Baran through the communication division.

An increase occurred in the selling and marketing expenses, due to the Company’s endeavors to expand its international activities to additional regions, including but not limited to Romania, Hungary, Ethiopia, Czech Republic, Canada etc.

Additional expenses incurred by Baran relate to the re-evaluation of Baran, which includes among other things, reductions in the number of employees, closing of unprofitable activities, as well as, a decrease in the management administrative expanses. This re-evaluation result in additional costs to the Company in the short term, however shall eventually- in the long term, consequence in a reduction in Baran’s overall expenses following the economizing and efficiency measures taken. Among the activities which have been stopped or reduced at that point, there are: a railway activity enterprise, activity relate to energy projects in Thailand, communication activity in Africa, research and development of the T.P.S, reduction in the company’s dispersal in the USA, a investment in advanced materials development and reduction in the management manpower and expenses.

Until the current quarter Baran has succeeded in maintaining balanced results of operation, however the recession, economic slow down together with the political situation in Israel have eventually harmed Baran and mainly its communication division in the USA. Baran’s activity in the USA commenced at the end of the year of 2002, upon the completion of the merger between Baran Telecom Inc. and o2wireless Inc. This activity which has been generally balanced, in the first half of the year of 2003, resulted in a $1 million loss at the three months ended September 30, 2003, together with the reduction of Baran Telecom’s Inc. goodwill, which is equal to $0.6 million; may consequence in the need to erase part of Baran Telecom’s Inc. goodwill, in accordance with the relevant accounting policies- following an assessment to be performed by Baran, prior to the publication of its 2003 yearly financial statements.

Net other expenses. Other net expenses increased to $0.1 million in the three months ended September 30, 2003 from $0.02 million in the three months ended September 30, 2002.

Net financing expenses.    Net financing expenses increased by 63% to $ 1.94 million in the three months ended September 30, 2003 from $ 1.2 million in the three months ended September 30, 2002. The increase in the net financing expenses is directly resulted from a sharp increase in the Euro rate comparable to the New Israeli Shekel, as well as, a moderate increase in the US Dollar rate comparable to the New Israeli Shekel. Furthermore, due to the decline in the Israeli Consumer Price Index (negative Consumer Price Index in the third quarter), a real financing expense was registered in favor of all durable assets and real estates.

Tax rate. The rate of tax for the three months ended September, 30 2003 decrease to $417 thousands from $672 thousands in the three months ended September, 30 2002 primarily due to the decline in taxable income, however the tax rate percentage is still high mainly due to the reduction of o2wireless’s and Westmontage Kable und Netzwerk GmbH’s goodwill, as well as losses resulted from investments made by Baran, which are all non taxable expenses. Moreover, the higher tax in the three months ended September 30, 2003 is due to the inability to offset losses of certain subsidiaries of Baran (mainly Mobipower and Baran Telecom Inc.) against profits generate from other subsidiaries, in the Baran’s consolidated financial statements, which includes both profitable and non profitable subsidiaries.

Critical Accounting Policies

The preparation of Baran’s financial statements in conformity with accounting principles generally accepted in Israel requires management to make estimates and assumptions that in certain circumstances affect amounts reported in the accompanying consolidated financial statements. Baran bases its judgments on its experience and various other assumptions that it believes to be reasonable under the circumstances. Please refer to note 1 of Baran’s financial statements included in its Annual Report on Form 20-F for the year ended December 31, 2002 for a summary of Baran’s significant accounting policies as well as to the critical accounting policies included in the abovementioned report.

Liquidity and Capital Resources

Baran’s negative cash flow from current operation increased from $6.9 million in the three months ended September 30, 2002 to negative cash flow of $10.6 million in the three months ended September 30, 2003.

The increase of the negative cash flow was influenced by three main reasons:

•	During the three months ended September 30, 2003, Baran has suffered a loss comparable to the three months ended September 30, 2002. The loss is mainly attributable to losses suffered by Baran Telecom Inc. in the communication division.

•	An ongoing process of delaying costumers’ date of payment and debts.

•	Increase in Baran’s inventory due to the general decline in the Company’s operation and activities.

The Company’s management has taken considerable to improve the cash flow and the cash reserves.

Subsequent Events

•	Subsequent to the announcement of the Company dated as of August 25, 2003, regarding the end of the term of office of the Company’s president, Mr. Yom Tov Samia; on November 24, 2003 the Company’s Board of Directors resolved to vest the powers, previously belonged to Mr. Samia, to Mr. Meir Dor who is currently serve as the Company’s CEO and Chairman of the Board of Directors.

•	This Board of director’s resolution is subject to the approval of the Company’s shareholders

•	On November 18, 2003, the Company’s Board of Directors resolved to approve an Employee option Plan to the Company’s Israeli Employees, which includes the grant of 82,000 options to five Israeli employees, whose three of them are new senior executive officers of the Company’s subsidiaries. The options shall become exercisable one year following its grant for an exercise price of either the price of the Company’s share in the Tel- Aviv Stock Exchange at the end of the trading date on the granting date- for options series 1; or the price of the Company’s share in the Tel- Aviv Stock Exchange at the end of the trading date on the granting date plus 5$- for options series 2.

•	On November 6, 2003, the Company had filed the 2003 “Employees and Consultant Stock Option Plan”, which includes the grant of 116,000 option to the Company’s US domiciled employees, to be exercised two years following the date of grant on an exercise price of the average of the Company’s share price 14 days prior to the date of grant.

•	On October 23, 2003, Nes Pan Ltd. which is held (50%) by Baran Group Ltd., has entered, as a partner, into a real estate project in Toronto Canada. The value of the project is approximately 95 millions Canadian Dollars. The project includes the construction of about 470 dwelling units in the area next to Ontario Lake in Toronto. For additional details, please see the 6K Form filed by Baran on October 23, 2003.

Quantitative and Qualitative Disclosures about Market Risks

        Reference is made to the “Quantitative and Qualitative Disclosures about Market Risks” section (Item 11) in Baran’s Annual Report on Form 20-F for the year ended December 31, 2002.

Legal Proceedings

        There were no material developments to the legal proceedings during the quarter ended September 30, 2003.

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

BARAN GROUP LTD. BY: /S/ Sasson Shilo —————————————— Sasson Shilo Chief Financial Officer

Date: December 3, 2003